                                 SCHEDULE 13D/A
                                 (Rule 13-d-101)

  Information to Be Included in the Statements Filed Pursuant to Rule 13d-1(a)
             and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                         FIRST CAPITAL BANCSHARES, INC.
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
                         (Title of Class of Securities)

                                   31941G 10 1
                                 (CUSIP Number)

                               Wylie F. Cartrette
                              100 Cartrette Circle
                          McColl, South Carolina 29570
                                 (843) 523-9615
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 11, 2001
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [__].

CUSIP NO. 31941G 10 1
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1)   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF REPORTING PERSON (ENTITIES ONLY)

     Wylie F. Cartrette
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2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [_]
                                                                       (b) [X]
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3)   SEC USE ONLY
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4)   SOURCE OF FUNDS
     BK and PF (See Item 3)

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5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                          [_]

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6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America
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      NUMBER OF             7)  SOLE VOTING POWER

       SHARES                   -0- shares of Common Stock, $0.01 par value per
                                share (See Item 5)
    BENEFICIALLY            ----------------------------------------------------
                            8)  SHARED VOTING POWER
      OWNED BY
                                -0- shares of Common Stock, $0.01 par value per
        EACH                    share (See Item 5)
                            ----------------------------------------------------
      REPORTING             9)  SOLE DISPOSITIVE POWER

       PERSON -0- shares of Common Stock, $0.01 par value per share (See Item 5)
        WITH                ----------------------------------------------------
                            10) SHARED DISPOSITIVE POWER

                                -0- shares of Common Stock, $0.01 par value per share (See Item 5)
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11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     -0- shares of Common Stock, $0.01 par value per share (See Item 5)
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12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           [_]
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13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0% of the issued and outstanding shares of Common Stock, $0.01 par value per share (See Item 5)
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14)  TYPE OF REPORTING PERSON

     IN
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     This Schedule 13D was originally filed on September 14, 2001 ("Original Filing") inadvertently under First Capital Bancshares, Inc. of Ohio, rather than First Capital Bancshares, Inc. of South Carolina. The inadvertent filing was recently discovered and therefore this filing is being made to rescind the original filing.

     The statement on the Original Filing filed by Wylie F. Cartrette with respect to Common Stock, $0.01 par value per share, of First Capital Bancshares, Inc., a South Carolina corporation, is hereby amended by amending Items 2 and 5. Items 1, 3, 4, 6 and 7 are restated herein in compliance with Rule 101(a)(2)(ii) of Regulation S-T, but are not amended hereby.

ITEM 1.   SECURITY AND ISSUER

          This statement relates to the Common Stock, $0.01 par value, of First Capital Bancshares, Inc. a South Carolina corporation ("First Capital"). The principal executive offices of First Capital are located at 207 Highway 15/401 Bypass East, Bennettsville, South Carolina 29512.

ITEM 2.   IDENTITY AND BACKGROUND

          Item 2 of the Original Filing is hereby amended by deleting the language contained under Item 2 of the Original Filing and substituting in its place the following:

          "This Schedule 13D is being filed by Wylie F. Cartrette, whose address is 100 Cartrette Circle, McColl, South Carolina 29750. Mr. Cartrette is a self-employed real estate developer. Mr. Cartrette is a citizen of the United States of America.

          Mr. Cartrette has not been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws."

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          Mr. Cartrette used $100,000 of his personal funds and $100,000 pursuant to a loan from Banker's Bank to purchase the 20,000 shares described in
Item 5. Mr. Cartrette used $243,000 pursuant to a loan from Branch Banking & Trust to purchase the 24,300 shares described in Item 5.

ITEM 4.   PURPOSE OF TRANSACTION

          Mr. Cartrette acquired all of the shares in First Capital discussed in
Item 5 below for investment purposes and, as of the dates of such purchases, not with any purpose, or with the effect of, changing or influencing the control of First Capital, or in connection with or as a participant in any transaction having that purpose or effect. Mr. Cartrette may acquire additional shares in First Capital from time to time in open market transactions.

ITEM 5.   INTEREST IN THE SECURITIES OF THE ISSUER

          Item 5 of the Original Filing is hereby amended by deleting the language contained under Item 5 of the Original Filing and substituting in its place the following:

          "On or about September 12, 2001, 50 shares of First Capital Common Stock held of record by Wylie F. Cartrette were sold for a price of $10 per share for a total of $500. In addition, on August 15, 2002, Mr. Cartrette sold 44,250 shares of the Common Stock of First Capital at a price of $8.05 per share for a total of $356,212.50. This sale divested Mr. Cartrette of all of his shares in First Capital.

          Prior to the sales described above, Wylie F. Cartrette's aggregate beneficial ownership interest and percentage of the class of securities identified pursuant to Item 1 equaled 44,300 shares and 7.86%, respectively, of the Common Stock, $0.01 par value per share, of First Capital. This amount of shares is the sum of: (a) 20,000 shares held of record by Wylie F. Cartrette purchased in connection with First Capital's incorporation and initial public offering for $10 per share, for a total of $200,000; and (b) 24,300 shares held of record by Wylie F. Cartrette purchased on or about September 11, 2001 for $10 per share, for a total of $243,000. Mr. Cartrette had the sole power to vote or to direct the vote and to dispose or to direct the disposition of all the 44,300 shares of Common Stock that he owned. Mr. Cartrette had no shared power to vote or direct the vote or to dispose or to direct the disposition of any shares of First Capital Common Stock.

          Except as discussed herein, Mr. Cartrette has not effected any transactions in the First Capital's securities beneficially owned by him during the past 60 days. No persons other than Mr. Cartrette were known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the above-described securities."

ITEM 6. CONTRACT, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

           None

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

           None

          SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: August 29, 2002



                                                      /s/ Wylie F. Cartrette
                                                      --------------------------
                                                      Wylie F. Cartrette